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                                                                    Exhibit 23.1

                         INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Travelers Property Casualty Corp.:


We consent to the use of our reports included in the registration statement (No. 333-82388) on Form S-1 Amendment No.3 of Travelers Property Casualty Corp. and to the reference to our firm under the headings "Selected Historical Financial Information" and "Experts" in the prospectus. Our reports indicate that we will be in a position to render them when the transactions referred to in Note 1 to the consolidated financial statements have been consummated. These reports refer to a change in accounting for derivative instruments and hedging activities and for securitized financial assets in 2001, and a change in accounting for insurance and reinsurance contracts that do not transfer risk and for insurance-related assessments in 1999.


/s/ KPMG LLP
Hartford, Connecticut
March 4, 2002